NovaGold Resources Inc.

Consolidated Financial Statements
February 28, 2007

NovaGold Resources Inc.
Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars

	February 28	November 30
	2007	2006
	$	$

Assets

Current assets
Cash and cash equivalents	53,699	106,583
Other receivables	2,332	3,420
Temporary investments (note 4)	28,646	3,534
Deposits and prepaid amounts	2,176	1,031
	86,853	114,568

Accounts receivable	369	395
Land	1,716	1,718
Property, plant and equipment (note 3)	101,452	71,078
Power generation and transmission (note 5)	60,804	60,055
Mineral properties and related deferred costs (note 6)	315,974	294,196
Investments (note 4)	18,064	7,188
Investment tax credits (note 6)	6,307	6,127
Reclamation bonds	10,370	10,099
	601,909	565,424

Liabilities

Current liabilities
Accounts payable and accrued liabilities	27,528	38,865
Loan payable	200	200
Asset retirement obligation	873	916
	28,601	39,981

Other liabilities (note 6)	51,188	34,039
Future income taxes	49,947	49,965
	129,736	123,985

Shareholders’ equity
Share capital (note 7)	537,845	533,658
Contributed surplus	820	820
Stock-based compensation (note 7)	17,214	16,674
Warrants	9,178	9,178
Deficit	(123,752)	(118,891)
Accumulated other comprehensive income (note 2)	30,868	-
	472,173	441,439
	601,909	565,424
Nature of operations (note 1)
Commitments and contingencies (note 9)
Subsequent events (note 10)

Director	Director

Approved by the Board of Directors

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months ended
	February 28	February 28
	2007	2006
	$	$
Revenue
Land, gravel, gold and other revenue	126	779
Interest income	948	674
	1,074	1,453

Cost of sales	12	44
	1,062	1,409

Expenses and other items
Corporate development and communication	952	157
Exploration and mineral property write-downs	39	-
Foreign exchange loss (gain)	739	(654)
General and administrative	1,230	675
Professional fees	1,143	576
Salaries	1,287	827
Salaries – stock-based compensation (note 7)	322	205
	5,712	1,786

Gain on dilution from equity investment	-	(517)
Loss from equity investment	547	38

Income (loss) for the period before income taxes	(5,197)	102

Future income tax recovery	336	-
Income (loss) for the period after income taxes	(4,861)	102

Deficit - Beginning of period	(118,891)	(88,440)

Deficit - End of period	(123,752)	(88,338)

Loss per share
Basic and diluted	(0.05)	0.00

Weighted average number of shares (thousands)	91,696	76,369

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
Consolidated Statement of Comprehensive Income – Unaudited

in thousands of Canadian dollars

Three months ended
February 28
2007
$
Net loss for the period before comprehensive income	(4,861)
Unrealized gains on available for sale investments (note 4)	726
Comprehensive loss	(4,135)

Consolidated Statement of Changes in Shareholders’ Equity – Unaudited

in thousands of Canadian dollars

February 28
2007
$
Share capital
Balance - beginning of period	533,658
Issued pursuant to stock option agreements	2,754
Issued pursuant to property agreement	1,433
Balance - end of period	537,845

Contributed surplus
Balance – beginning and end of period	820

Stock-based compensation
Balance – beginning of period	16,674
Stock option grants and exercises	540
Balance – end of period	17,214

Warrants
Balance – beginning and end of period	9,178

Deficit
Balance – beginning of period	(118,891)
Loss for the period	(4,861)
Balance – end of period	(123,752)

Accumulated other comprehensive income
Transition adjustment to opening balance (note 2)	30,142
Unrealized gains on available for sale investments for the period
(note 4)	726
Balance – end of period	30,868

Total Shareholders’ Equity	472,173

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.
Consolidated Statements of Cash Flows - Unaudited

	in thousands of Canadian dollars
	Three months ended
	February 28	February 28
	2007	2006
	$	$

Cash flows used in operating activities
Income (loss) for the period	(4,861)	102
Items not affecting cash
Amortization	69	50
Future income tax recovery	(336)	-
Gain on dilution from equity investment	-	(517)
Loss from equity investment	547	38
Stock-based compensation	322	205

Net change in non-cash working capital
(Increase) decrease in other receivables, deposits and prepaid
amounts	(56)	625
Decrease in accounts payable and accrued liabilities	(11,384)	(2,210)
	(15,699)	(1,707)
Cash flows from financing activities
Proceeds from issuance of common shares – net	2,070	191,046
	2,070	191,046
Cash flows used in investing activities
Acquisition of property, plant and equipment	(29,727)	(1,711)
Increase in power generation and transmission assets (note 5)	(749)	-
Increase in accounts receivable	26	79
Expenditures on mineral properties and related deferred costs –
net	(2,867)	(4,128)
Increase in restricted cash	(271)	-
Increase in investments	(5,667)	-
	(39,255)	(5,760)

(Decrease) increase in cash and cash equivalents during the
period	(52,884)	183,579
Cash and cash equivalents - Beginning of period	106,583	33,317
Cash and cash equivalents - End of period	53,699	216,896
Supplemental disclosure
Stock-based compensation realized	685	-
Shares issued for option agreement	1,433	1,087
Increase in accounts payable and accrued liabilities and other liabilities related to mineral properties and construction in
process	21,508	1,276
Interest received	1,033	-

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements - Unaudited

1	Nature of operations

The Company is a natural resource company engaged in the exploration and development of gold and copper properties in North America. Construction of the Company’s Rock Creek mine, located in Nome, Alaska, began in the summer of 2006 and is anticipated to be completed in 2007. Pre-construction activities related to tunnel and road infra-structure at the Company’s Galore Creek project started in the latter half of 2006 and are expected to continue through 2008. The Company anticipates receiving construction permits for Galore Creek in the first half of 2007 and expects to commence construction shortly thereafter pending Board approval. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and British Columbia.

The Company is in the process of exploring its mineral properties, and with the exception of the Galore Creek project, has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable resources, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development, and upon future profitable production or proceeds from the disposition thereof.

2	Accounting policies

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly, Coast Mountain Power Corp). All significant inter-company transactions are eliminated on consolidation.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended November 30, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing December 1, 2006:

a)

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. With the exception of Alexco Resource Corp. (“Alexco”) all of the investments have been designated as available for sale.

b)

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c)

Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company. The unrealized gain on the available for sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated other comprehensive income. The unrealized gain or loss on the available for sale securities for the three months ended February 28, 2007 was $726,000 which is reported in the current period. There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

Capitalized interest

Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved.

3	Property, plant and equipment

		In thousands of Canadian dollars
			February 28
			2007
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	1,719	245	1,474
Office furniture and equipment	1,053	540	513
Leasehold improvements	529	109	420
Mining and milling equipment – Rock
Creek	21,351	-	21,351
Construction in progress – Rock Creek	40,531	-	40,531
Pre-construction costs – Galore Creek	37,163	-	37,163
	102,346	894	101,452

		In thousands of Canadian dollars
			November 30
			2006
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	1,179	210	969
Office furniture and equipment	1,027	470	557
Leasehold improvements	529	96	433
Mining and milling equipment – Rock
Creek	20,863	-	20,863
Construction in progress – Rock Creek	30,483	-	30,483
Pre-construction costs – Galore Creek	17,773	-	17,773
	71,854	776	71,078

During the first quarter of 2007, a total of $19.4 million was expended on pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to planned mobilization of equipment in anticipation of the receipt of all approvals necessary to commence construction. In addition, $10.5 million was expended at the Rock Creek project related to equipment purchases and the construction of the processing facilities, plant and buildings for the mine.

During the quarter $81,000 of depreciation expense was recorded with respect to capital assets ($62,000 – first quarter 2006).

4	Investments

	In thousands of Canadian dollars
	February 28, 2007
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$
Temporary investments
5,374,544 shares of US Gold Corp.	3,534	25,112	28,646

Long term investments
Equity investment
6,352,978 shares of Alexco Resource Corp.
(market value - $38,753)	9,949	-	9,949
Available for sale
5,882,352 shares of Pioneer Metals Corporation	1,686	4,196	5,882
1,437,500 shares of TNR Gold Corp.	317	28	345
600,000 shares of Eagle Plains Resources Ltd.	82	380	462
600,000 shares of Copper Canyon Resources Ltd.	98	406	504
Other investments	176	746	922
	12,308	5,756	18,064

Total temporary and long term investments	15,842	30,868	46,710

In thousands of Canadian dollars
November 30, 2006
Cost
$
Temporary investments
5,374,544 shares of US Gold Corp. (market value - $29,829)	3,534

Long term investments
5,304,478 shares of Alexco Resource Corp. (market value - $27,212)	5,515
3,921,568 shares of Pioneer Metals Corporation (market value - $3,922)	1,000
1,437,500 shares of TNR Gold Corp. (market value - $359)	317
600,000 shares of Eagle Plains Resources Ltd. (market value - $432)	82
600,000 shares of Copper Canyon Resources Ltd. (market value - $450)	98
Other investments	176
7,188

Total temporary and long term investments	10,722

Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value. With the exception of Alexco Resources Corp. (“Alexco”) all of the above investments have been designated as available for sale.

The Company has significant influence in Alexco and has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party having two directors in common with the Company. During the three months ended February 28, 2007 the Company recorded a $547,000 loss ($38,000 loss for the three months ended February 28, 2006) resulting from accounting for the equity investment.

On December 21, 2006 Alexco completed a financing wherein the Company purchased 1,048,500 Units to maintain its pro-rata ownership of Alexco. Each Unit, purchased at a price of $4.75, consists of one common share and one half of one transferable common share purchase warrant which entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. This transaction increased the Company’s ownership in Alexco to 19.03%.

As at February 28, 2007, the Company held 5.9 million shares of Pioneer Metals (market value - $5.9 million). In March of 2007, the Company sold its holding of Pioneer shares (see Note 10 “Subsequent events”).

5	Power generation and transmission

In August 2006 the Company completed the asset acquisition of Coast Mountain Power Corp. and its wholly- owned subsidiaries (collectively referred to as “Coast Mountain”). Under a plan of arrangement Coast Mountain shareholders received 2,512,000 common shares of the Company valued at $44.4 million. Following EIC 124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $15.6 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

In September 2006, a dissenting shareholder of Coast Mountain, its former CEO, returned 225,880 common shares of the Company, valued at approximately $4 million, to the Company treasury. The former Coast Mountain CEO also commenced an action in the British Columbia Supreme Court against the Company claiming that he be paid $15 million as the value for his Coast Mountain shares. The Company has included in accounts payable an amount of $4 million representing the value of the shares returned to treasury. The Company believes this claim for additional funds is without merit. In October 2006, the former CEO of Coast Mountain also commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising out of the termination of his employment. The amount of the claim has not been determined at this time.

Coast Mountain is a “green power” company with run-of-river hydro-electric projects located near NovaGold’s Galore Creek copper-gold-silver project. Coast Mountain’s assets include the Forrest Kerr run-of river hydro- electric project which is designed to generate and transmit up to 115 megawatts of electricity into the British Columbia hydroelectric grid. The project has received all critical approvals and permits necessary for the construction of the hydro-electric plant and related power transmission lines. The Company has not allocated any of the purchase price of Coast Mountain against Forrest Kerr.

The allocation of the purchase price was determined on the basis that the power generation and transmission rights will be utilized to provide power to the Galore Creek project. Amortization of these costs will begin when the Galore Creek assets are substantially placed into service.

Since the acquisition date in August 2006, the Company has capitalized $2.1 million of feasibility study expenditures related to the Forrest Kerr hydro-electric project. During the first quarter of 2007, $749,000 was expended primarily associated with feasibility work completed on the Forrest Kerr project and pre-feasibility work associated with other related early stage projects currently under evaluation.

Subsequent to the period end, the Company has changed the name of Coast Mountain Power Corp. to NovaGreenPower Inc.

6	Mineral properties and related deferred costs

			In thousands of Canadian dollars

			Stock-based
	Balance –		compensation (1)		Balance –
	November 30		Tax credits (2)		February 28
	2006	Expenditures	Other (3)		2007
	$	$	$		$

Alaska, USA
Donlin Creek	49,868	15,669	644	(3)	66,181
Rock Creek	25,745	552	49	(1)	26,346
Shotgun	4,469	-	-		4,469
Ambler	10,161	306	-		10,467
Big Hurrah	5,619	88	-		5,707
Khotol	3,019	30	-		3,049
Nome Gold	477	75	-		552
Other	1,464	720	-		2,184

British Columbia,
Canada
Galore Creek			126	(1)
	189,387	1,918	138	(2)	191,569
Copper Canyon	3,682	1,435	-		5,117
Other	305	28	-		333
	294,196	20,821	957		315,974

(3) Other – Interest accrued on expenditures.

During the first quarter of 2007, the majority of the expenditures at Galore Creek related to environmental and engineering work performed for the submission of an Environmental Assessment Report in the second quarter and an independent Feasibility Study targeted to be completed on the project in the second half of 2007. The expenditures on the Copper Canyon property relate mainly to the fair value totaling $1.4 million of the Company’s 74,074 common shares issued during the quarter as part of the property option agreement. Also $0.6 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

The Company is eligible to receive investment tax credits (“ITCs”) related to some of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties when accrued.

For the period ended February 28, 2007, the Company recorded an additional US$13.4 million (Cdn$15.7 million) of expenditures at the Donlin Creek project based on Barrick Gold Corp’s (“Barrick”) monthly statement of charges. The Company recorded expenditures at its 70% ownership in the project bringing the total amount recorded to date to US$42.2 million (Cdn $48.6 million). In addition, an amount of US$552,000 (Cdn$644,000) was capitalized representing interest charged by Barrick to fund the Company’s share of the project’s development costs.

7	Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series

	In thousands of Canadian dollars

		Ascribed
	Number of shares	value
Issuance of common shares	(thousands)	$
Balance at November 30, 2006	91,565	533,658
Issued in quarter
For cash and fair value pursuant to stock option agreements	332	2,754
Pursuant to property agreement	74	1,433
Balance at February 28, 2007	91,971	537,845
Shares held by a wholly-owned subsidiary eliminated on
consolidation	9	-
Total issued and outstanding	91,980	537,845

a) Common shares

During the period, the Company issued shares valued at $2,754,000 as a result of stock option exercises. The Company also issued 74,074 common shares fair valued at $1,433,000 to Copper Canyon Resources Ltd. as part of the Copper Canyon project’s option agreement.

b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

During the quarter ended February 28, 2007, the Company granted 322,500 stock options (315,000 – three months ended February 28, 2006). For the three months ended February 28, 2007 the Company recognized a stock-based compensation charge of $1.2 million for options granted to directors, employees and non-employees in accordance with CICA 3870, of which $727,000 and $175,000 was capitalized to construction in progress in capital assets and mineral properties and deferred costs, respectively, and $322,000 was charged to earnings.

The fair value of the stock options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below:

	Vesting during three months ended	Granted during three months ended
	February 28, 2007	February 28, 2007

Average risk-free interest rate	2.94% - 4.15%	3.79% - 3.99%

Expected life	1.76 – 1.94 years	2.32 years

Expected volatility	42.0% - 50.0%	45.6% - 46.3%

Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8	Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 6.

9	Commitments and contingencies

At February 28, 2007, the Company’s aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at February 28, 2007 in the amount of $51.0 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006 and $4.4 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The Company owed to Barrick $50.8 million related to Donlin Creek expenditures plus interest that will be due after 2011 based on the expected production timeline.

10	Subsequent events

On January 30, 2007, the Company exercised its common share purchase warrants issued to NovaGold Canada Inc. for $686,000 receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings to Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5,882,352 for the sale of such shares. The Company anticipates that it will record a gain of approximately $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

On March 19, 2007, the Company filed a preliminary short form universal base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of debt securities (the "Debt Securities"), preferred shares and common shares (the "Equity Securities"), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate initial offering of US$500,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

Subsequent to the period end, the Company also exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement. Closing is anticipated to be within 90 days.

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. On March 29, 2007, the appeal was dismissed with minimal costs to the Company.

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 12, 2007 and provides an analysis of NovaGold’s financial results for the quarter ended February 28, 2007 compared to the same period in the previous year. At April 12, 2007 the Company had 92 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s February 28, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A, and British Columbia, Canada, with three of its properties progressing towards development or in construction. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine which is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year. The Rock Creek and Big Hurrah projects are located near Nome, Alaska. In addition, NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold project in northwestern British Columbia, the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At February 28, 2007, NovaGold had $53.7 million of unrestricted cash and $46.7 million of marketable securities at fair value. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company reported a net loss of $4.9 million (or $0.05 per share) for the quarter ended February 28, 2007, compared with a net income of $0.1 million (or $0.00 per share) for the same quarter in 2006. The major factors contributing to the loss in the quarter were an increase of corporate development and communication costs of $0.8 million, a movement of $1.4 million in foreign exchange from a gain to a loss, a $0.5 million loss from equity investment, and an increase in administrative expenditures of $1.6 million due to the Company’s growth and increased activities.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues decreased by $0.7 million in the quarter ended February 28, 2007, compared with the same quarter in 2006. The decrease in revenues for this year’s reporting period was mainly a result of a large land sale within the Nome, Alaska city limits that occurred during the first quarter in 2006. Interest income for the quarter increased by $0.3 million compared with the previous year due to the investment of excess cash from the Company’s public offering completed in early February 2006.

Expenses were $5.7 million for the quarter ended February 28, 2007 compared with $1.8 million for the same quarter in 2006. During the quarter, the Company recorded a foreign exchange loss of $0.7 million compared with a gain of $0.7 million in the same period in 2006. During both periods there was a weakening in the Canadian dollar, but in 2006 the Company held significant US dollar cash balances whereas in 2007 the dominant factor was a high level of US dollar payables related to large US dollar denominated expenditures. Corporate development and communication costs increased by $0.8 million in the quarter as a result of increased activities following the unsuccessful bid by Barrick for all the common shares of the Company that expired on December 7, 2006.

Also in the quarter the Company recorded increased general, administrative, professional fees and salary costs of $1.6 million as a result of the significant increase in activities of the Company from the first quarter of 2006 to the first quarter of 2007. The Company has expanded staff resources in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

The Company recorded a loss from the equity investment in Alexco Resource Corp. (“Alexco”) of $0.5 million as a result of the losses recorded in Alexco. In 2006, the Company had a dilution gain of $0.5 million from the initial public offering (“IPO”) of Alexco while in December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit. At February 28, 2007, the Company had an unrecorded gain of $28.8 million in its Alexco holdings.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/07 $	11/30/06 $	8/31/06 $	5/31/06 $	2/28/06 $	11/30/05 $	8/31/05 $	5/31/05 $
Net revenues	1,062	2,080	2,391	2,213	1,409	1,256	1,074	409
Income (loss) for the quarter	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)
Gain (loss) per share – basic and diluted	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)
Expenditures on mineral properties and related deferred costs(1) USA Canada	18,133 3,645	16,088 18,081	27,461 11,501	3,254 1,599	1,641 5,274	4,221 17,433	4,636 22,232	2,735 6,442

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, impact of future income taxes, the write-offs of mineral property costs previously capitalized, equity investment gains and losses and in the past year, the costs associated with the Barrick takeover bid. The main fluctuations over the previous eight quarters related to stock options, taxation, foreign exchange fluctuations and the takeover costs. The majority of the Company’s properties are not yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter of 2007, the Company expended $21.8 million on mineral properties and related deferred costs. Included in this amount was $16.3 million (US$14.0 million) accrued for work carried out on the Donlin Creek project by Barrick, based on 70% ownership of the Donlin Creek project and including interest capitalized during the period of $0.6 million. Under the Donlin Creek Mining Venture Agreement (“MVA”) with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek. During the quarter the Company also expended $2.2 million on mineral property and related deferred costs on the Galore Creek project and $1.4 million on the adjacent Copper Canyon project, both in northern British Columbia.

The majority of the expenditures at Galore Creek relate to environmental and geological work. The expenditures on the Copper Canyon property mainly relate to the fair value of the Company’s 74,074 common shares issued during the quarter as part of the property option agreement.

Liquidity and Capital Resources

The Company expended $15.7 million on net operating activities during the quarter ended February 28, 2007 compared with $1.7 million for the same quarter in 2006. The Company recorded a net loss of $4.9 million during the quarter compared with net income of $0.1 million for the same period in the prior year.

The Company expended $39.3 million on investing activities during the first quarter of 2007 compared with $5.8 million for the same quarter in 2006. A total of $19.4 million was expended on pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction. In addition, $10.5 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, plant and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At February 28, 2007, the Company’s aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at February 28, 2007 in the amount of $51.0 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006, and $4.4 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of $50.8 million, including accrued interest, recorded for the project in the Company’s financial statements, may be overstated.

The future minimum payments at February 28, 2007 are approximately as follows:

in millions of Canadian dollars

	Operating Leases $	Galore Creek $	Rock Creek $	Donlin Creek $	Total $
2007	0.4	51.0	4.4		55.8
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			50.8	51.9

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of 90 days or less that can be easily liquidated.

Outlook

The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaska and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day (“tpd”) that is planned to produce, when in operation, annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007, NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs.

On January 30, 2007, the Company exercised its common share purchase warrants issued to NovaGold Canada Inc. for $686,000 receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings to Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5,882,352 for the sale of such shares. The Company anticipates that it will record a gain of approximately $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

On March 19, 2007, the Company filed a preliminary short form universal base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), preferred shares and common shares (“Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, “Securities”) or any combination thereof up to an aggregate initial offering of US$500,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

As of April 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash, proceeds from its marketable securities held for sale, proceeds from the issuance of Securities described above and/or from potential joint venture partners for the Galore Creek project, although there can be no assurance that NovaGold can obtain financing on terms favourable to it. NovaGold anticipates that construction permits will be received in April 2007 and is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada, and NovaGold is committing early in order to assure availability when needed.

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. On March 29, 2007, the appeal was dismissed with minimal costs to the Company.

Related Party Transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant which entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. This transaction increased the Company’s ownership in Alexco to 19.03% .

Change in Accounting Policies

Effective the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income (Section 1530) is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available for sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated comprehensive income. The unrealized gain or loss of the available for sale securities for the three months ended February 28, 2007 was $726,000 which is reported in the current period.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock Options
The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income Taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation, and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for the 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long term payables and mineral property and related deferred costs would reduce by US$24 million.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility - Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact . Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.